Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RESULTS FOR THE FIRST QUARTER OF 2010

Revenues reach $35 million, growing 28% YoY;

AZOUR, Israel – May 25, 2010 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the first quarter ended March 31, 2010.

Highlights of the Quarter
•	An 13,000 increase in net subscribers to a record of 575,000 as of March 31, 2010;
•	Gross margin at 49% and operating margin at 21%;
•	EBITDA of $11 million or 31.4% of revenues;
•	Generated strong operating cash flow of $7.5 million; ended the quarter with $81.5 million in net cash (including marketable securities and deposits for short and long term );

First Quarter 2010 Results
Revenues for the first quarter of 2010 reached US$35.0 million, representing 28% growth over revenues of US$27.3 million in the first quarter of 2009. 73.5% of revenues were from location based service subscription fees and 26.5% from product revenues.

Revenues from subscription fees grew by 28% over the same period last year. The increase in subscription fees was mainly due to the increase in the subscriber base, which grew to 575,000 as of March 31, 2010, as compared with 521,000 at the end of March 31, 2009, and also as a result of the increase in value of the Brazilian Real and the Israeli shekel versus the US Dollar. Product revenues grew 30% compared with the same period last year, driven primarily by increased sales of products in Israel.

Gross profit for the first quarter of 2010 was US$ 17.2 million (49.1% of revenues) compared with US$13.5 million (49.7% of revenues) in the first quarter of last year.

Operating profit for the first quarter of 2010 was US$7.3 million (20.8% of revenues) compared with an operating profit of US$5.0 million (18.4% of revenues) in the first quarter of 2009.

Financial expenses for the first quarter of 2010 were US$0.1 million compared with a financial income of US$4.2 million in the first quarter of 2009. The high level of financial income in the first quarter of 2009 was due exchange rate changes affecting the value of Ituran’s cash holdings.

EBITDA for the quarter was $11.0 million (31.4% of revenues) compared to an EBITDA of $7.7 million (28.1% of revenues) in the first quarter of last year.

Net profit was US$4.8 million in the first quarter of 2010 (13.7% of revenues), compared with a net profit of US$5.6 million (20.5% of revenues), as reported in the first quarter of 2009. Fully diluted EPS in the first quarter of 2010 was US$0.23, compared with fully diluted EPS of US$0.27 in the first quarter of 2009.

Cash flow from operations during the quarter was $7.5 million.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

As of March 31, 2010, the Company had a net cash position, including marketable securities and deposits for short and long term, of US$81.5 million or $3.89 per share. This is compared with US$58 million on March 31, 2009, and US$78.1 million as of December 31, 2009.

Eyal Sheratzky, Co-CEO of Ituran said, “The results of the first quarter represent a solid start to 2010, with an increase in revenues built both on growth in product sales and an expansion of our subscriber base, generating growing subscription fees. Our business continues to generate a strong level of cash flow, continually strengthening our balance sheet, and enabling us to share the long-term fruits of efforts with our shareholders through dividend distribution. In fact, in April, we issued a large dividend to our shareholders, amounting to $32 million. ”

Continued Mr. Sheratzky, “We start 2010 very well positioned, particularly in Brazil and Israel. We continue to advance our business as the market-leader in Brazil, gaining ever increasing traction and market penetration.. For Ituran as a whole, we look forward to building and unleashing our full potential throughout this year, and we expect to realize all the rewards of our past efforts.”

Conference Call Information

The Company will also be hosting a conference call later today, May 25, 2010 at 10am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
CANADA Dial-in Number: 1 866 485 2399
ISRAEL Dial-in Number: 03 918 0644
INTERNATIONAL Dial-in Number: +972 3 918 0644

At: 10am Eastern Time, 7am Pacific Time, 5pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 575,000 subscribers distributed globally. Established in 1995, Ituran has over 1400 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
As of March 31, 2010

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
As of March 31, 2010

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2010	2009

Current assets
Cash and cash equivalents	67,519	60,813
Deposit in escrow	5,227	5,227
Investments in trading marketable securities	1,428	4,213
Accounts receivable (net of allowance for doubtful accounts)	27,268	24,906
Other current assets	6,926	6,136
Inventories	10,623	11,096
	118,991	112,391

Long-term investments and debit balances
Deposit in escrow	7,842	7,840
Investments in affiliated company	225	205
Investments in other company	82	80
Other assets	1,932	1,742
Loan to former employee	558	558
Deferred income taxes	5,497	5,653
Funds in respect of employee rights upon retirement	3,783	3,606
	19,919	19,684

Property and equipment, net	40,147	39,090

Intangible assets, net	4,859	5,064

Goodwill	9,760	9,639

Total assets	193,676	185,868

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2010	2009

Current liabilities
Credit from banking institutions	514	6
Accounts payable	13,931	13,459
Deferred revenues	5,611	5,486
Other current liabilities	17,358	17,443
	37,414	36,394

Long-term liabilities
Liability for employee rights upon retirement	5,714	5,457
Provision for contingencies	3,272	3,071
Deferred income taxes	1,163	1,209
	10,149	9,737

Capital Notes	5,894	5,894

Shareholders’ equity	136,057	130,126

Non –controlling interest	4,162	3,717
Total equity	140,219	133,843

Total liabilities and shareholders’ equity	193,676	185,868

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months period ended March 31 ,
(in thousands except per share data)	2010	2009

Revenues:
Location-based services	25,724	20,134
Wireless communications products	9,269	7,118
	34,993	27,252

Cost of revenues:
Location-based services	9,635	7,369
Wireless communications products	8,188	6,348
	17,823	13,717

Gross profit	17,170	13,535
Research and development expenses	106	90
Selling and marketing expenses	2,217	1,704
General and administrative expenses	7,574	6,511
Other ( income) expenses, net	3	217
Operating income	7,270	5,013
Other expenses	(64)	-
Financing income ( expenses ) , net	(127)	4,154
Income before taxes on income	7,079	9,167
Taxes on income	(1,929)	(3,362)
Share in gains of affiliated companies, net	12	-
Net income for the period	5,162	5,805
Less: net income attributable to non-controlling interest	(362)	(210)
Net income attributable to company shareholders	4,800	5,595
Earnings per share:
Basic	0.23	0.27

Diluted	0.23	0.27

Weighted average number of shares outstanding (in thousands):
Basic	20,968	20,968

Diluted	20,977	20,976

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars
	Three months period ended March 31 ,
(in thousands)	2010	2009
Cash flows from operating activities
Net income for the period	5,162	5,805
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,723	2,637
Exchange differences on principal of deposit and loan, net	225	(51)
Gains in respect of trading marketable securities	(14)	(1,888)
Increase in liability for employee rights upon retirement	166	77
Share in gains of affiliated companies, net	(12)	-
Deferred income taxes	174	(315)
Capital loses (gains) on sale of property and equipment, net	3	(10)
Increase in accounts receivable	(1,905)	(246)
Decrease (increase) in other current assets	(710)	224
Decrease (increase)in inventories	658	(1,397)
Increase in accounts payable	247	2,101
Increase in deferred revenues	33	512
Increase(decrease) in other current liabilities	(225)	237
Net cash provided by operating activities	7,525	7,686
Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(117)	(116)
Capital expenditures	(5,253)	(2,491)
Proceeds from sale of property and equipment	265	26
Deposit	(5)	(163)
Investment in trading marketable securities	(1,326)	(15,497)
Sale of marketable securities	4,214	30,100
Net cash provided by investment activities	(2,222)	11,859
Cash flows from financing activities
Short-term credit from banking institutions, net	508	113
Net cash provided by (used in) financing activities	508	113
Effect of exchange rate changes on cash and cash equivalents	895	(2,376)
Net increase in cash and cash equivalents	6,706	17,282
Balance of cash and cash equivalents at beginning of period	60,813	12,511
Balance of cash and cash equivalents at end of period	67,519	29,793